Exhibit 99.7

PRESS RELEASE
Total, France’s Ecole Polytechnique Engineering School and the French
National Center for Scientific Research Partner
in Photovoltaic Solar Applications
Total and Laboratoire de Physique des Interfaces et des Couches Minces (LPICM), a joint R&D research team between the French National Center for Scientific Research (CNRS) and France’s Ecole Polytechnique engineering school, today announce the creation of a joint research team focusing on thin film technologies for photovoltaic solar applications.
Paris, September 29, 2009 — The NanoPV R&D team comprises some 15 researchers and Ph.D. students from Total and the CNRS-Ecole Polytechnique joint research unit. It is based on the Ecole Polytechnique campus in the Saclay area near Paris, home to France’s nanotechnology expertise cluster. Total will provide resources and funding of approximately €8 million during the initial four-year phase. The research program will develop silicon thin film technologies and explore new concepts using silicon nanowires. The primary focus of the research is to reduce the cost of solar energy to step up its deployment.
When signing the partnership agreement, Philippe Boisseau, President, Total Gas & Power, said: “This agreement with an internationally recognized laboratory is a further step in Total’s commitment to new energy R&D. With this undertaking, Total is also supporting the strategic project to create a world-class French science and technology cluster in the Saclay area south of Paris.”
“The creation of the joint R&D team is the culmination of 20 years of work on plasma synthesis and thin film and nanomaterial characterization for photovoltaic solar cells,” commented Bernard Drévillon, Head of LPICM. “Photovoltaic solar energy has been the core focus of R&D at the lab under the leadership of research director Pere Roca. Cooperation with Total, a global energy producer and provider, paves the way for practical applications for LPICM’s work.”
Total and Solar Energy
Total has been active in solar energy since 1983 through its interest in two companies, Tenesol and Photovoltech. Photovoltech, produces photovoltaic cells based on a crystalline silicon technology and Tenesol, specializes in designing, manufacturing, marketing and operating photovoltaic energy systems.
In December 2008, Total became a core industrial shareholder in US startup Konarka, specialized in organic photovoltaic technology after Total Gas & Power USA (SAS) recently underwrote a share issue to acquire a stake slightly less than 20%.

Total Research & Development
Total’s R&D activities are designed to continuously improve energy-related processes. They focus on knowledge of energy resources to optimize their development, operational reliability and energy efficiency, competitive products, and environmental issues. With an R&D budget of €770 million in 2009, Total has 22 R&D centers and more than 4,000 researchers worldwide. The Group also has more than 600 partnership agreements with dedicated research organizations, universities and leading manufacturers.
About LPICM
Since its creation in 1986, Laboratoire de Physique des Interfaces et des Couches Minces (LPICM), a joint R&D venture between the French National Center for Scientific Research (CNRS) and France’s prestigious Ecole Polytechnique engineering school, has conducted a broad range of basic and applied research, spanning the physical chemistry of reactive plasma to the electronic properties of components made from this material, such as diodes and transistors.
In the area of photovoltaics, LPICM initially concentrated on plasma synthesis for thin silicon films used to manufacture cells. More recently, its focus has shifted to amorphous/crystalline silicon heterojunctions and silicon nanowire-based cells.
Ecole Polytechnique
France’s forefront Ecole Polytechnique engineering school allies R&D, teaching and innovation across the spectrum of science and technology and has an international reach, with 30% of its students and 18% of its faculty drawn from outside France. In 2008, it placed thirty-fourth in The Times Higher Education Supplement ranking of the top 200 world universities.
Its curriculum promotes excellence in science, with a strong humanist component. Offering undergraduate, master’s and doctoral degrees, it produces responsible graduates proficient in the complex, innovative domains that hold the keys to meeting the challenges of twenty-first century society.
The Ecole Polytechnique R&D center can leverage 21 laboratories run jointly with the CNRS to push back the boundaries of knowledge as they explore major cross-disciplinary scientific, technological and social challenges. Climate, energy, the environment and sustainable development are core focuses, with LPICM making a significant contribution in the field of photovoltaic cells.
R&D and education drive both innovation and technological development. Ties with large and mid-sized businesses are being stepped up, with €14 million in research contracts, medium-term partnerships in the form of 19 corporate-funded chairs, and long-term projects involving the creation of joint R&D teams with companies such as Total. In addition, various companies, including Danone, Thalès and Horiba, have established research centers on its campus. Lastly, a business incubator nurtures projects devised by labs and startups that rely on the center’s expertise as they find their feet.
Ecole Polytechnique is a member of the ParisTech R&D and higher education cluster, which brings together 12 prestigious Paris area universities and schools to promote excellence worldwide. It is also a driving force behind the Saclay campus project, in which it is teamed with 20 other academic and scientific partners, including ParisTech.

CNRS
Established in 1939, the French National Center for Scientific Research (CNRS) is a government-funded research organization to advance knowledge and serve society. The center has more than 32,000 people on staff, of which 11,600 researchers; a 2008 budget of €3.277 billion, of which an endowment of €588 million; and campuses across France. It is active across all the sciences, leveraging more than 1,200 research and service units. As France’s leading multidisciplinary research organization, its scope encompasses such disciplines as mathematics, physics, information science and technology and engineering, nuclear physics and particle physics, cosmology, chemistry and life sciences, as well as the humanities, social sciences and environmental science. It is also assertively committed to partnerships, especially with business, as evidenced by 3,103 patents at end-2007, of which 295 were filed in 2008; 729 active licenses at end-2007; 1,680 industrial contracts signed in 2007; and 394 innovative startups created since 1999, including 37 in 2008 alone.
Media Contacts :

École Polytechnique :
Jean Deschard,	+ 33 (0) 1 69 33 38 90,	jean.deschard@polytechnique.edu
Nathalie Litwin,	+ 33 (0) 1 69 33 38 93,	nathalie.litwin@polytechnique.edu

Total :
Sandra Dante,	+33 (0) 1 47 44 46 07	sandra.dante@total.com
Lisa Wyler,	+33 (0) 1 47 44 38 16	lisa.wyler@total.com

CNRS :
Priscilla Dacher,	+33 (0) 01 44 96 46 06,	priscilla.dacher@cnrs-dir.fr